April 29, 2009
Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA IDEA

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 61 to the Registration

Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on March 30, 2009 concerning Post-Effective Amendment No. 61 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 13, 2009, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 68 to the Trust’s Registration Statement on Form N-1A as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

1.	Proxy Materials

Please note that pursuant to amended Rule 14a-16 under the Securities Exchange Act of 1934, funds are now required to post their own proxy materials on the internet. See Shareholder Choice Regarding Proxy Materials, Release Nos. 34-56135 and IC-27911 (Aug. 1, 2007).

The Trust notes the above comment.

2.	Contents of Registration Statement

Please clarify the incorporation by reference on the Contents of Registration Statement page. It is unclear which post-effective amendment is being incorporated by reference into the other especially given the current anticipated effective dates of each filing.

Sonny Oh

April 29, 2009

The Trust has made the requested change.

MASTER PROSPECTUS

1.	Front Cover Page

(a)	On the front cover page, given the fact that several of the Portfolios’ names were changed within the past year or will be changed as of May 1, 2009, please provide the “**” footnote wherever applicable (e.g., although the EQ/Global Bond PLUS Portfolio’s name will change on May 1, 2009, it has the footnote whereas the others identified in the last table in the “Overview” do not).

The Trust has made the requested change.

(b)	Please also confirm that the “formerly” parenthetical appearing on pages 2 and 3 of the SAI has been provided for all applicable Portfolios.

The Trust confirms that the “formerly” parenthetical in the SAI has been provided for all applicable Portfolios.

2.	Overview

Please reconcile the use of the term “co-distributors” in the second to last paragraph in the “Overview” with its absence from the discussion under “Fund distribution arrangements” on page 194 and wherever else applicable in the registration statement (e.g., page 67 of the SAI).

The Trust has reconciled the relevant disclosure.

3.	About the investment portfolios

With respect to the disclosure in the second paragraph regarding the policy of certain Portfolios to invest at least 80% of their respective net assets in the investment suggested by the Portfolio’s name, please reconcile the disclosure with the “The Investment Strategy” disclosure of the following Portfolios:

(a)	The EQ/AXA Franklin Small Cap Value Core Portfolio on page 19, the EQ/Global Multi-Sector Equity Portfolio on page 63, and the EQ/Global Bond PLUS Portfolio on page 142 (i.e., at least 80% of the net assets of the Active Allocated Portion, not all of the Portfolio’s assets, will be invested in small-capitalization companies).

Sonny Oh

April 29, 2009

The Trust has reconciled the relevant disclosure.

(b)	The EQ/BlackRock International Value Portfolio on page 33 (i.e., at least 80% of the net assets of the Portfolio will be invested in dividend-paying stocks).

The Trust has not made any changes in response to this comment. The Trust notes that the relevant disclosure in “About the Investment Portfolios” indicates that the Portfolio has a policy to invest at least 80% of its net assets in a particular type of investment, not a particular type of investment suggested by its name.

(c)	The staff recommends that the policy change notice disclosure as required by Rule 35d-1 under the 1940 Act be placed in each applicable portfolio summary.

The Trust notes the staff’s recommendation, but has not made any changes in response to this comment because the Trust believes that the current location of the disclosure is prominent and avoids unnecessary duplication. The Trust also notes that neither Form N-1A nor Rule 35d-1 under the 1940 Act require this disclosure or specify a location for such disclosure.

4.	The Investment Strategy

(a)	For the EQ/AllianceBernstein Common Stock Portfolio on page 5, please disclose the strategy or type of security that would give rise to small-cap and mid-cap company risk.

The Trust has not made any changes in response to this comment. The Trust notes that the current investment strategy disclosure reflects that the Portfolio invests in common stocks of companies represented in the Russell 3000, which includes securities of small-cap and mid-cap companies.

Sonny Oh

April 29, 2009

(b)	For any Portfolio that invests in derivatives and “junk bonds” as part of its principal investment strategy, please disclose the extent to which the Portfolio may invest in each type of security. This comment applies to all portfolio summaries in all prospectuses as applicable.

The Trust has not made any changes in response to this comment. The Trust believes that it currently discloses the extent to which a Portfolio may invest in derivatives and “junk bonds” as appropriate.

(c)	For the EQ/AXA Franklin Income Core Portfolio on page 16 and any other Portfolios utilizing an “Index Allocated Portion” in all prospectuses as applicable, please confirm that the disclosure added to each Portfolio summary describing the Index Allocated Portion of the Portfolio also describes what types of investments the particular index makes. Please also confirm supplementally with the staff that the corresponding risks associated with any investments or investment strategies of a particular index that represent principal risks for the Portfolio invested pursuant to that index, as opposed to the general “Index Fund Risk,” are disclosed as such under the “Principal Investment Risks” portion of each summary.

The Trust believes that the current disclosure in each Portfolio summary describes the types of investments represented in the particular index. Nevertheless, the Trust has added disclosure to the section entitled “About the Investment Portfolios” for each Portfolio that utilizes an Index Allocated Portion to cross-reference the description of the relevant index(es) in the section entitled “More Information on Risks and Benchmarks.” The Trust also believes that the principal risk disclosure for each Portfolio reflects the Portfolio’s investments in the securities represented in the relevant index.

(d)	For the EQ/Global Multi-Sector Equity Portfolio on page 63, please add the investment strategy corresponding to large cap company risk.

The Trust has not made any changes in response to this comment. The Trust notes that the current investment strategy disclosure reflects that the Index Allocated Portion of the Portfolio invests in securities of companies represented in the S&P 500 and MSCI EAFE, which includes securities of large-cap companies.

(e)	For the EQ/Large Cap Value PLUS Portfolio on page 89, please add the investment strategy corresponding to foreign securities and its associated risks.

The Trust has deleted foreign securities risk as a principal risk of the Portfolio.

Sonny Oh

April 29, 2009

(f)	For any Portfolio that added portfolio turnover risk (e.g., the EQ/Large Cap Value PLUS Portfolio on page 89), please add the corresponding investment strategy (e.g., see the last sentence of third paragraph of this summary section for EQ/PIMCO Ultra Short Bond Portfolio on page 155).

The Trust has made the requested change.

(g)	For the EQ/Quality Bond PLUS Portfolio on page 158, the latter portion of the first paragraph explains what happens in the event of a downgrade of investment grade bonds. Please confirm that corresponding disclosure has been provided for all other bond portfolios that have a principal investment strategy to invest in investment grade bonds.

The Trust has added the relevant disclosure to the SAI in response to this comment.

5.	Principal Risks

(a)	For the EQ/AllianceBernstein Common Stock Portfolio on page 5, please disclose the risk corresponding to a strategy or type of security that would give rise to small-cap and mid-cap company risk.

The Trust has not made any changes in response to this comment. The Trust notes that the current investment strategy disclosure reflects that the Portfolio invests in common stocks of companies represented in the Russell 3000, which includes securities of small-cap and mid-cap companies.

(b)	For any Portfolio that has fixed income securities as a principal investment strategy but does not list liquidity risk as a risk factor (e.g., the Alliance Bernstein International Portfolio on page 8), please consider whether the inclusion of that risk in the Portfolio’s risk summary would be appropriate.

The Trust has not made any changes in response to this comment because the Trust believes that liquidity risk is currently disclosed as a principal risk of each Portfolio for which it represents a principal risk.

(c)	For the EQ/AXA Franklin Small Cap Value Core Portfolio on page 19, please add derivatives risk.

The Trust has made the requested change.

(d)	For the EQ/Focus PLUS Portfolio on page 54, the EQ/Global Bond PLUS Portfolio on page 142, and any other Portfolios utilizing an “ETF Allocated Portion” in all prospectuses as applicable, please include the principal risks associated with ETFs, including applicable sub-components (e.g., see page 166) as is often done for foreign securities.

Sonny Oh

April 29, 2009

The Trust has added Exchange Traded Funds Risk to each PLUS Portfolio, as applicable, in response to this comment.

(e)	For any Portfolio utilizing an “ETF Allocated Portion” in all prospectuses as applicable, please include any principal risks of the Underlying ETFs as provided in the chart beginning on page 175 to the extent that those risks present a principal risk to the Portfolio investing in the ETF.

The Trust has not made any changes in response to this comment. The Trust believes that the current principal risk disclosure for each Portfolio utilizing an ETF Allocated Portion appropriately reflects the principal risks of investing in that Portfolio.

(f)	For the EQ/Large Cap Growth Index Portfolio on page 79, please add securities lending risk.

The Trust has made the requested change.

6.	Portfolio Performance

(a)	For any Portfolio structured as a fund-of-funds (or in the case of the EQ/Focus PLUS Portfolio on page 54, a fund-of-ETFs), please confirm compliance with Instruction 3(f) to Item 3.

The Trust confirms its belief that it is in compliance with Instruction 3(f) to Item 3 of Form N-1A for each Portfolio structured as a fund-of-funds.

(b)	For the EQ/Global Bond PLUS Portfolio on page 144, please note the placement of the latter footnote to the performance table.

The Trust notes the above comment and has moved the relevant footnote to the appropriate location.

(c)	For clarity, please provide here or at least in the “Benchmark” section on page 172 disclosure regarding any recent name changes to any benchmarks used.

The Trust has made the requested change in the section entitled “More Information on Risks and Benchmarks – Benchmarks.”

Sonny Oh

April 29, 2009

(d)	Certain portfolios (e.g., the EQ/AllianceBernstein Common Stock Portfolio on page 5 and the EQ/Large Cap Growth Index on page 79) advise investors looking at previous returns that in the past the portfolio performance section represented a “different investment strategy.” Please revise the section to describe how the strategies were different. In addition, certain Portfolios (e.g., the EQ/AllianceBernstein Common Stock Portfolio on page 5) note that the investment strategy has changed prior to the strategy in place in December 1, 2008. Moreover, certain Portfolios (e.g., the EQ/AllianceBernstein Common Stock Portfolio on page 5) note that the listed performance includes a predecessor that used the “same…strategies” as the Portfolio. For clarity, please revise the prospectus to clarify which strategy (i.e., prior to or as of December 1, 2008).

The Trust has made the requested changes where appropriate.

7.	Portfolio Fees and Expenses (apply to all portfolio summaries in all prospectuses)

(a)	For those Portfolios that reflect an “Expense Limitation Agreement” and have a footnote explaining the limitation as well as reimbursement of any payments or waivers within a 5 year time frame (e.g., the EQ/BlackRock Basic Value Equity Portfolio on page 34 and others), including the last paragraph under “Expense Limitation Provisions” on page 189, please note that the time period in which an adviser or any other party involved in a reimbursement/waiver agreement may recover or recoup cannot exceed 3 years. In addition, if these arrangements are renewed annually, please explain to the staff supplementally why any five year periods remain.

The Trust has not made the requested change. The Portfolios for which there is a five-year recoupment period were established prior to the date on which the SEC staff modified its position to prohibit recoupment periods longer than three years. After discussions with the SEC staff in 1999, the Manager was permitted to continue to use five-year recoupment periods for these Portfolios, but agreed to use three-year recoupment periods for any new Portfolios established after May 1, 1999. The Trust confirms that all Portfolios commencing operations after May 1, 1999 have been subject to a three-year recoupment period.

(b)	Please confirm with the staff supplementally that, for all relevant Portfolios operating below the applicable contractual expense limit in effect for the Portfolio, the footnote explaining the contractual limit specifically sets forth the applicable expense limits in contrast to those Portfolios operating at or above the applicable contractual expense limit where the footnote states that the annual operating expenses of the Portfolio are limited so that they “do not exceed the amount shown above under Net Annual Portfolio Operating Expenses.”

Sonny Oh

April 29, 2009

The Trust confirms that the relevant footnote accurately reflects whether a Portfolio is operating below, at or above its expense limit.

(c)	In the second paragraph under “Example,” please modify the statement that costs would be the same whether or not you redeemed your shares at the end of these periods. The statement may be inaccurate because many contracts impose a contingent deferred sales charge at the end of 1 and 3 years.

The Trust respectfully disagrees with this comment, but has revised the disclosure to further clarify that Contract fees and charges are not reflected in the Example.

8.	Who Manages the Portfolio

For the EQ/Large Cap Value Index Portfolio on page 87, please reconcile the reference to the “Index Allocated Portion of the PLUS Portfolio” in the second paragraph with the disclosure under “The Investment Strategy” portion of the summary.

The Trust has reconciled the relevant disclosure.

9.	Legal Proceedings

Please confirm “Legal Proceedings” disclosure beginning on page 190 has been updated and if applicable please add such disclosure in all other prospectuses.

The Trust confirms that the “Legal Proceedings” disclosure has been updated and is included in each Prospectus where applicable.

10.	Buying and Selling Shares

Please confirm that the portion of the third paragraph that addresses the impact of investing in certain Underlying Portfolios that in turn invest significantly in foreign, small- and mid-cap, and high yield securities identifies all relevant Portfolios and Underlying ETFs. This comment applies to all prospectuses as applicable.

The Trust has revised the relevant disclosure to refer to certain Portfolios, Underlying Portfolios and Underlying ETFs as appropriate. The Trust notes that the relevant disclosure is intended to represent an example, not an exhaustive list, of the Portfolios, Underlying Portfolios or Underlying ETFs that may invest significantly in foreign, small- and mid-cap, and high yield securities.

Sonny Oh

April 29, 2009

11.	How portfolio shares are priced

The third bullet point under “How Portfolio Shares are Priced” on page 192 should be revised to account for small and mid-cap companies and high yield securities. This comment applies to all prospectuses as applicable.

The Trust has not made the requested change because the Trust does not believe the requested disclosure is required by Form N-1A.

PROSPECTUS FOR ALL ASSET ALLOCATION PORTFOLIO

1.	More information on risks and benchmarks and the Underlying Portfolios and Underlying ETFs

As was provided in the first paragraph under the corresponding section of the master prospectus on page 165, please clarify whether the ensuing discussion involves risks “including principal risks.” This comment applies to the three remaining prospectuses.

The Trust has made the requested change.

2.	More Information on Principal Risks and benchmarks and the Underlying Portfolios and Underlying ETFs

The prospectus for the Portfolio must include as a principal risk those principal risks of Underlying Portfolios and ETFs (or in the case of the EQ/AXA Franklin Templeton Founding Strategy Core Portfolio on page 5, “Franklin Templeton Underlying Portfolios”) that present a principal risk to the Portfolio itself. Please confirm that each of the risks identified in the summary are principal risks of investing in the Portfolio. This comment also applies to the three remaining prospectuses (e.g., the EQ/AXA Franklin Templeton Founding Strategy Core Portfolio on page 9 has added Index-Fund and Multiple Adviser risks, but neither appears in the risk portion of the summary on pages 5-6).

The Trust confirms its belief that the principal risk disclosure for each of the All Asset Allocation Portfolio, EQ/AXA Franklin Templeton Founding Strategy Core Portfolio, EQ/International ETF Portfolio and Crossings Allocation Portfolios reflects the principal risks of investing in the Portfolio.

Sonny Oh

April 29, 2009

PROSPECTUS FOR EQ/INTERNATIONAL ETF PORTFOLIO

1.	Investment Strategy

Please confirm that the name changes to the Underlying ETFs under “The Investment Strategy” on page 5 have all been reflected in the chart beginning on page 14.

The Trust confirms that the name changes to the Underlying ETFs as reflected under “The Investment Strategy” have also been reflected in the chart entitled “Information Regarding the Underlying ETFs.”

2.	Management Fees

Please reconcile the latter portion of the last paragraph under “Management Fees” on page 19, which identifies the “excluded Portfolios,” with the second to last paragraph under the corresponding subsection of the master prospectus on page 189.

The Trust has reconciled the relevant disclosure.

3.	Fund Distribution Arrangements

Please confirm the absence of the third paragraph under “Fund distribution arrangements” on page 20 regarding “payments from certain Advisers of the Portfolios or their affiliates to help defray expenses for sales meetings or seminar sponsorships” as was provided in the other prospectuses (e.g., see page 194 of the mater prospectus).

The Trust confirms the absence of the relevant disclosure.

PROSPECTUS FOR EO/AXA FRANKLIN TEMPLETON FOUNDING STRATEGY CORE PORTFOLIO

1.	How portfolio shares are priced

Please confirm the relevance of the parenthetical following “equity securities” in the first bullet point of the second bullet point list.

The Trust confirms the relevance of the parenthetical following “equity securities” in the first bullet point of the second bullet point list. The Trust notes that the EQ/AXA Franklin Templeton Founding Strategy Core Portfolio and the Underlying Portfolios may invest in ETFs as permitted by the 1940 Act, any rules, regulations and orders thereunder, and any other relevant SEC or SEC staff interpretation.

Sonny Oh

April 29, 2009

PROSPECTUS FOR CROSSINGS ALLOCATION PORTFOLIOS

1.	Portfolio Fees and Expenses

In the fee table on page 16, please explain the basis for including the last line item for each Portfolio, “Net operating expenses (excluding Acquired Fund Fees and Expenses).”

The Trust has deleted the relevant line item from the fee table.

2.	Fund Distribution Arrangements

Please note the absence of a “Fund Distribution Arrangement” section.

The Trust has not made any changes in response to this comment. The Trust notes that the relevant disclosure regarding distribution arrangements is included on page 37 of the Prospectus under “Additional Information – Portfolio Distribution Arrangements.”

STATEMENT OF ADDITIONAL INFORMATION

1.	Fund of Funds Structures

In light of the fund-of-funds structure of certain Portfolios and as indicated in the last sentence of the first paragraph on page 4, please explain to the staff supplementally whether shares of any of the funds-of-funds are sold to other trusts and if applicable the legal basis for such a three tier structure.

The relevant disclosure on page 4 of the SAI is intended to reflect the persons to which shares of the Trust generally may be sold. The Trust confirms that the funds-of-funds of the Trust will not be sold in a manner inconsistent with the 1940 Act.

2.	Credit Default Swaps

The SAI discloses that certain Portfolios may engage in credit default swaps as a buyer. Please clarify whether these swaps may be closed via physical settlement. If so, please note the risk that instability in the markets can threaten the ability of a Portfolio to fulfill its obligation to deliver the underlying debt securities to the credit default swaps seller.

The Trust has added the requested risk disclosure in response to this comment.

Sonny Oh

April 29, 2009

3.	Committees of the Board

Please disclose the number of meetings held by the Valuation Committee for the past fiscal year.

The Trust has not made any changes in response to this comment. The Valuation Committee is not a board committee and, therefore, the Trust does not believe the requested disclosure is required by Form N-1A.

PART C

1.	Item 24

Please confirm supplementally to the staff compliance with the disclosure requirements of Item 24.

The Trust believes that the disclosure included in response to Item 24 is responsive to the requirements of that item.

MISCELLANEOUS

Please provide “Tandy” representations and a response letter in the form of an IDEA correspondence for the PEA.

This response letter and a “Tandy” letter have been filed in the form of IDEA correspondence with Post-Effective Amendment No. 68.

*    *    *    *    *

Sonny Oh

April 29, 2009

Should you have any further comments on these matters, or any questions, please contact William MacGregor of AXA Equitable Life Insurance Company at (212) 314-5280, Andrea Ottomanelli Magovern at (202) 778-9178 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.
Andrea Ottomanelli Magovern, Esq.
K&L Gates LLP